SAMSON OIL & GAS LIMITED ANNOUNCES SHARE OPTION ISSUANCE
Denver 1600 hours July 1, 2008

Samson Oil & Gas Limited (“Samson”) advises that it has issued to an officer a five year option to purchase 2,000,000 ordinary shares at a price of A$0.25 per share. The option vests as follows: 600,000 as of the grant date, 600,000 after twelve months of service and 800,000 after twenty four months of service. The option was granted in connection with the commencement of the officer's employment on April 1.

This announcement is being made in accordance with the American Stock Exchange rules requiring disclosure of such option grants.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depositary Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN" and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

TERRY BARR
Managing Director
For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)